Exhibit 99.1

GW Pharmaceuticals PLC

GW Pharmaceuticals PLC (“GW Pharmaceuticals” or the “Company”)

Porton Down, UK, 26 November 2013: GW Pharmaceuticals (AIM: GWP) hereby provides notification that the Company has filed on 25 November, 2013  its U.S. Annual Report on Form 20-F for the year ended 30 September 2013 with the U.S. Securities and Exchange Commission (“SEC”).

This document is now available to download, either from the Investor Relations section of the Company website at www.gwpharm.com or from the SEC website at www.sec.gov.

Enquiries:

GW Pharmaceuticals PLC Tel: +44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser) Tel: +44 (0)207 418 8900

James Steel/Vijay Barathan